FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

000-51025

(Commission File Number)

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

(Translation of registrant's name into English)

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

               In August and September 2006, Ninetowns Digital World Trade Holdings Limited (“Ninetowns”) issued the press releases furnished as exhibits to this report.

On September 3, 2006, Beprecise Investments Limited, a wholly-owned subsidiary of Ninetowns, signed a Series A Preferred Shares Subscription Agreement to acquire 1,940,000 Series A Preferred Shares, representing sixteen point twenty-five percent (16.25%) of the fully-diluted equity interests in Global Market Group Limited (“Global Market”) for a consideration of US$5,000,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS DIGITAL WORLD

TRADE HOLDINGS LIMITED

By: /s/ Tommy S. L. Fork
Name:	Tommy S. L. Fork
Title:	Chief Financial Officer

Date:	September 22, 2006

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated August 3, 2006 regarding the Company's schedule of second quarter 2006 results conference call
99.2	Press release dated August 11, 2006 regarding the Company's presentation at the Roth Capital Partners Conference
99.3	Press release dated August 17, 2006 regarding the Company's report of second quarter 2006 results
99.4

Series A Preferred Shares Subscription Agreement dated September 3, 2006 among Beprecise Investments Limited, Global Market Group Limited, Global Market Group (Asia) Limited, Global Market (Guangzhou) Co., Ltd., Pan Weijia and Pan Weinian

99.5	Press release dated September 5, 2006 regarding the Company's strategic investment in B2B trade facilitator